Exhibit 99.1

COMAMTECH INC.

COMAMTECH SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

Montreal, Québec, March 2, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) is pleased to announce that its shareholders have approved a reverse takeover transaction with DecisionPoint Systems, Inc. (“DecisionPoint”) (OTCBB: DNPI), pursuant to a plan of arrangement (the “Plan of Arrangement”). On October 20, 2010, Comamtech and DecisionPoint jointly announced that they had entered into an arrangement agreement with 2259736 Ontario Inc. (“MergerCo”), a newly incorporated wholly-owned subsidiary of Comamtech, with respect to an arrangement pursuant to which Comamtech (through MergerCo) will acquire all the issued and outstanding shares of DecisionPoint in a reverse take-over (the “Arrangement”). Comamtech and MergerCo will subsequently be continued under the General Corporation Law of the State of Delaware (the “Continuance”).

A special meeting of shareholders was held today (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement and a special resolution approving the Continuance were each approved by 99% of the votes cast by shareholders of Comamtech represented in person or by proxy at the Special Meeting. Comamtech’s board of directors had previously unanimously recommended that holders of Comamtech common shares vote in favour of the Plan of Arrangement and the Continuance.

The Arrangement will be completed by way of a statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) and requires the approval of the Ontario Superior Court of Justice (Commercial List). The hearing in respect of the final order (the “Final Order”) to approve the Arrangement is currently anticipated to be held on March 8, 2011. If the Final Order is obtained on March 8, 2011, and all other conditions to completion of the Arrangement and Continuance are satisfied or waived, it is anticipated that the Arrangement and Continuance will be completed on or about March 31, 2011.

For further details regarding the Arrangement and the Continuance, please refer to Comamtech’s management information circular dated January 21, 2011 (the “Circular”), a copy of which is available under the corporate profile of Comamtech on SEDAR at www.sedar.com.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies. For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com